Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS REPORTS FIRST QUARTER 2022 FINANCIAL RESULTS AND PROVIDES CORPORATE UPDATE

-	Global Phase 2b trial for eblasakimab in moderate-to-severe atopic dermatitis (AD) progressing, multiple sites enrolling; topline data expected in the first half of 2023
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Alex Kaoukhov, MD, appointed as Chief Medical Officer, adding global pharma leadership experience ahead of advancing eblasakimab to later stage development and prioritizing additional programs and indications

-	Company maintains healthy operating position with US$87.4 million in cash, cash equivalents and short-term investments as of March 31, 2022, runway through late 2023

Menlo Park, California, and Singapore, April 27, 2022 – ASLAN Pharmaceuticals (Nasdaq: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced financial results for the first quarter ended March 31, 2022, and provided an update on recent corporate activities.

“We have made strong progress in the first quarter of the year with the initiation of TREK-AD, the global Phase 2b trial of eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor, and welcoming new team members to support the late-stage development of eblasakimab,” said Dr Carl Firth, CEO, ASLAN Pharmaceuticals. “Following the presentation of the positive data from our proof-of-concept study in the late-breaker session at the American Academy of Dermatology meeting, we plan to publish new data from this study in the coming months to support the potential of eblasakimab as a differentiated therapy for patients with moderate-to-severe AD. By targeting the receptor, and blocking signaling of both IL-13 and IL-4 through the Type 2 receptor, eblasakimab may be effective in a range of other Type 2-driven comorbidities, which is very important in this patient population.”

First quarter 2022 and recent business highlights

Q1 and recent clinical developments

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In January, the TREK-AD (TRials with EblasaKimab in Atopic Dermatitis) Phase 2b trial was initiated to evaluate the efficacy and safety of eblasakimab in patients with moderate-to-severe AD. The randomized, double-blind, placebo-controlled, multi-center, dose-ranging clinical trial is evaluating five treatment arms (four active treatment arms and one placebo arm) and is expected to enroll approximately 300 patients across sites in North America, Europe and Asia Pacific. Topline data from the study is expected in the first half of 2023.

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In January, results of an interim analysis of the completed Phase 1b proof-of-concept study of eblasakimab in AD were accepted for poster presentation at the 2022 Winter Clinical Dermatology Conference – Hawaii.

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In January, the Company hosted the second episode in its series of Key Opinion Leader (KOL) webinars, the “A4 (Aspects of Atopic Dermatitis and ASLAN004) Series: Dialogues with International Thought Leaders in Dermatology”. Dr April Armstrong, MD MPH, discussed the key clinical study parameters likely to impact patient responses and clinical trial outcomes in AD. Replay for the webinar is available here. The replays can also be found on the “Events and Presentations” section in ASLAN’s Investor Relations website.

•	In March, key efficacy and safety data from the completed Phase 1b proof-of-concept study that demonstrated eblasakimab’s potential to offer a differentiated treatment option for patients were presented in a late-breaker oral session at the 2022 American Academy of Dermatology Annual Meeting. These data confirmed that eblasakimab’s inhibition of the IL-13 receptor, blocking signaling of both IL-13 and IL-4 through the Type 2 receptor, can contribute significantly to reducing inflammation in AD. ASLAN believes that this ‘dual blockade’ may not only offer a differentiated treatment option for patients in terms of safety and dosing regimen, but may also address other allergic comorbidities that many of these patients suffer from.

Corporate updates

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In March, Alex Kaoukhov, MD, was appointed as Chief Medical Officer based in the Company’s U.S. office. Alex has more than 20 years of global drug development experience in the U.S. and Europe, and was most recently Head of Clinical Development, Senior Vice President at Bioniz Therapeutics, where he established and managed a team responsible for the development of therapeutic assets for the treatment of skin and gastrointestinal autoimmune diseases. Prior to this, Alex served as Head of Global Development at Almirall, where he oversaw global clinical and non-clinical development programs. He also was responsible for business development activities including the in-licensing of lebrikizumab for Europe. Prior to Almirall, Alex was Associate Vice President of Clinical Development at Allergan and served in clinical development leadership roles at Novartis and Galderma.

Anticipated upcoming milestones

•	Initiation of Phase 2 study of farudodstat, also known as ASLAN003, in inflammatory bowel disease is planned for the first half of 2022.
•	New data on biomarkers and patient reported outcome measures from the Phase 1b proof-of-concept study of eblasakimab expected in the second half of 2022.
•	Topline data from the Phase 2b TREK-AD study of eblasakimab is expected in the first half of 2023.

First quarter 2022 financial highlights

•	As of March 31, 2022, the Company had cash, cash equivalents and short-term investments of $87.4 million.
•	Cash used in operations for the first quarter of 2022 was US$7.2 million compared to US$7.6 million in the same period in 2021.
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Research and development expenses were US$9.4 million in the first quarter of 2022 compared to US$3.8 million in the first quarter of 2021. The increase was driven by clinical development expenses and manufacturing costs related to eblasakimab and the TREK-AD Phase 2b trial.

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General and administrative expenses were US$2.5 million in the first quarter of 2022 compared to US$3.1 million in the first quarter of 2021. The decrease was due to financing costs incurred in the first quarter of 2021.

•	Net loss attributable to stockholders for the first quarter of 2022 was US$12.9 million or $0.19 per ADS compared to a net loss of US$6.7 million or $0.13 per ADS for the first quarter of 2021.
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The weighted average number of American Depositary Shares (ADSs) outstanding in the computation of basic loss per share for the first quarter of 2022 was 69.7 million (representing 348.7 million ordinary shares) compared to 51.4 million (representing 257.2 million ordinary shares) for the first quarter of 2021. One ADS is the equivalent of five ordinary shares.

ASLAN Pharmaceuticals Limited

CONSOLIDATED BALANCE SHEETS

(In US Dollars)

	December 31, 2021 (audited)	March 31, 2022 (unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$90,167,967	$85,816,325
Short-term investments	—	1,587,689
Total cash, cash equivalents, and short-term investments	90,167,967	87,404,014
Other assets	3,612,846	2,961,969
Financial assets at fair value through profit or loss	—	—
Total current assets	$93,780,813	$90,365,983
NON-CURRENT ASSETS
Investment in associate company	494,728	336,227
Property, plant and equipment	34,979	36,788
Right-of-use assets	197,746	131,545
Intangible assets	9,956	8,926
Total non-current assets	737,409	513,486
TOTAL ASSETS	$94,518,222	$90,879,469
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	$3,116,786	$7,354,935
Other payables	2,817,909	1,680,426
Lease liabilities - current	199,124	124,757
Financial liabilities at fair value through profit or loss	223,352	227,393
Total current liabilities	6,357,171	9,387,511
NON-CURRENT LIABILITIES
Long-term borrowings	30,857,308	36,417,007
Total non-current liabilities	30,857,308	36,417,007
Total liabilities	37,214,479	45,804,518
EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE COMPANY
Ordinary shares	63,019,962	63,019,962
Capital surplus	221,467,061	222,175,056
Accumulated deficits	(227,004,332)	(239,941,119)
Other reserves	(178,948)	(178,948)
Total equity attributable to stockholders of the Company	57,303,743	45,074,951
NON-CONTROLLING INTERESTS	—	—
Total equity	57,303,743	45,074,951
TOTAL LIABILITIES AND EQUITY	$94,518,222	$90,879,469

ASLAN Pharmaceuticals Limited

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In US Dollars, other than shares or share data)

	For the Three Months Ended March 31
	2021	2022
NET REVENUE	$—	$—
COST OF REVENUE	—	—
GROSS PROFIT	—	—
OPERATING EXPENSES
General and administrative expenses	(3,105,064)	(2,535,533)
Research and development expenses	(3,750,972)	(9,358,109)
Total operating expenses	(6,856,036)	(11,893,642)
LOSS FROM OPERATIONS	(6,856,036)	(11,893,642)
NON-OPERATING INCOME AND EXPENSES
Interest income	137	2,424
Other income	—	119,330
Other gains and losses	297,185	76,623
Finance costs	(411,474)	(1,083,021)
Total non-operating income and expenses	(114,152)	(884,644)
Share in losses of associated company, accounted for using equity method	—	(158,501)
LOSS BEFORE INCOME TAX	(6,970,188)	(12,936,787)
INCOME TAX EXPENSE	—	—
NET LOSS FOR THE PERIOD	(6,970,188)	(12,936,787)
OTHER COMPREHENSIVE LOSS
Unrealized loss on investments	—	—
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	$(6,970,188)	$(12,936,787)
NET LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(6,720,517)	$(12,936,787)
Non-controlling interests	(249,671)	—
	$(6,970,188)	$(12,936,787)
TOTAL COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Stockholders of the Company	$(6,720,517)	$(12,936,787)
Non-controlling interests	(249,671)	—
	$(6,970,188)	$(12,936,787)
LOSS PER ORDINARY SHARE
Basic and diluted	$(0.03)	$(0.04)
LOSS PER EQUIVALENT ADS
Basic and diluted	$(0.13)	$(0.19)
Weighted-average number of ordinary shares in the computation of basic loss per ordinary share	257,163,743	348,723,365
Weighted-average number of ADS in the computation of basic loss per ADS	51,432,749	69,744,673

Each ADS represents five ordinary shares

Ends

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is currently evaluating eblasakimab (also known as ASLAN004), a potential first-in-class antibody targeting the IL-13 receptor, in atopic dermatitis, and farudodstat (also known as ASLAN003), a potent oral inhibitor of the enzyme DHODH, in autoimmune disease. ASLAN has a team in Menlo Park, California, and in Singapore. For additional information please visit www.aslanpharma.com or follow ASLAN on LinkedIn.

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com

Forward looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to clinical trials, clinical trial enrolment and clinical trial results for eblasakimab and farudodstat;  the potential of eblasakimab as a first-in-class treatment for atopic dermatitis and of farudodstat as a treatment for autoimmune disease; and the Company’s cash runway. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic or the ongoing conflict between Ukraine and Russia on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 25, 2022. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.